SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Announces First Quarter Earnings in Excess of Previous Guidance

— E.P.S. up 64.7% From Last Year, and U.S. $0.03 Above Top End of Previously Communicated Guidance Range —

Montreal, Tuesday, February 1, 2005 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its financial results for the first quarter of its 2005 fiscal year, ended January 2, 2005. The Company reported record net earnings for the first quarter of a fiscal year of U.S. $8.4 million or U.S. $0.28 per share, on a diluted basis, compared with U.S. $2.9 million or U.S. $0.10 per share in the first quarter of fiscal 2004. After adjusting prior year results for the impact on cost of sales of revaluing opening inventories, due to the adoption of the U.S. dollar as the Company's functional currency with effect from October 6, 2003, net earnings in the first quarter of fiscal 2004 were U.S. $5.0 million or U.S. $0.17 per share. The year-over-year increase in net earnings and diluted E.P.S. was 68.0% and 64.7% respectively. The Company had provided E.P.S. guidance of U.S. $0.20-$0.25 for the first quarter of fiscal 2005.

Compared to last year, the increase in first quarter net earnings was driven by continuing growth in unit sales volumes, higher selling prices and more favourable product-mix, together with the continuing ramp-up of the Rio Nance textile facility. These positive factors were partially offset by higher SG&A expenses, increased costs for cotton, energy and transportation and the impact of lower capacity utilization on the efficiency of Gildan’s Canadian yarn-spinning operations.

“We are pleased to have again delivered sales and earnings performance in excess of expectations,” commented Glenn J. Chamandy, President and Chief Executive Officer. “Industry conditions continue to be strong, and the Gildan brand continues to have excellent momentum in all of our served markets.”

Sales in the first quarter were U.S. $109.0 million, representing an increase of 39.8% over the first quarter of fiscal 2004. The significant growth in sales revenues was due to improved selling prices, a 27.5% increase in unit sales volumes, and a higher-valued product-mix within the T-shirt category.

The S.T.A.R.S. market and market share data for the U.S. wholesale distributor market for the fourth quarter of calendar 2004 excludes sales by three large distributors who have discontinued their participation in the report and the value of the report is therefore reduced compared to prior years. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended December 31, 2004. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report. Although prior year market share data have not been restated on a comparable basis by S.T.A.R.S., this information has been extrapolated from the information provided in the S.T.A.R.S. report.

Gildan Market Share Q1 2004	Gildan Market Share Q1 2005		Gildan Unit growth Q1 2005 vs Q1 2004	Industry Unit growth Q1 2005 vs Q1 2004
26.9%	30.2%	T-shirts	13.5%	1.1%
20.9%	24.6%	Sport shirts	18.6%	0.8%
13.5%	18.6%	Fleece	56.2%	12.9%

During the first quarter of fiscal 2005, Gildan also experienced strong growth with non-S.T.A.R.S. distributors.

Gross margins in the first quarter were 29.7%, compared with 27.1% in the first quarter of fiscal 2004. Before the impact of the functional currency adjustment on cost of sales in the first quarter of last year, comparative gross margins were 29.8%. The positive gross margin impact of higher selling prices and more favourable product-mix was offset by higher cotton, energy and transportation costs and higher costs for the Canadian yarn-spinning operations.

Selling, general and administrative expenses were U.S. $16.3 million, or 15.0% of sales, up 43.0% from U.S. $11.4 million, or 14.6% of sales in the first quarter of last year. In addition to reflecting the continuing development of the organization to manage the Company’s growth and expansion plans, SG&A expenses increased due to the strengthening of the Canadian dollar, the timing of professional and consulting fees and increased volume-related selling and distribution costs. As a percentage of sales, SG&A is higher in the first quarter as this is seasonally the lowest sales quarter in the fiscal year.

The Company reduced its cash position by U.S. $8.3 million during the quarter, after financing U.S. $22.1 million of capital expenditures and its seasonal build-up of inventories for the peak summer selling season. Inventories increased by U.S. $25.8 million during the first quarter. Capital expenditures were primarily incurred for the new textile facility which the Company is constructing in the Dominican Republic, and the expansion of the Company’s U.S. distribution centre to prepare for entry into the retail channel. The Company ended the first quarter with cash and cash equivalents of U.S. $52.4 million.

The Company is maintaining its full year diluted E.P.S. guidance of approximately U.S. $2.60 per share, before a special charge for the closure of its Canadian yarn-spinning facilities. The Company has issued a separate Press Release, concurrent with this earnings release, in which it announces the closure of its Canadian yarn-spinning facilities, and the relocation of the majority of its yarn-spinning assets to a new joint venture facility in the U.S. The resulting special charge, estimated at approximately U.S. $7.8 million after-tax or $0.26 per diluted share, will be reflected in the second quarter of fiscal 2005. After taking account of this charge, full year diluted E.P.S. is estimated at approximately U.S. $2.34. As previously indicated, the Company’s full year earnings guidance reflects unit sales growth of approximately 20% over fiscal 2004, which will fully utilize the Company’s available production capacity, and also assumes sequentially lower unit selling prices in the second half of the fiscal year, reflecting the possible flow-through of lower cotton prices. On this basis, full year sales are projected at approximately U.S. $640 million, up approximately 20% from U.S. $533 million in fiscal 2004.

The Company indicated that it expected to achieve diluted E.P.S. of U.S. $0.60 - U.S. $0.65 in the second quarter of fiscal 2005 before the special charge, up 15% - 25% from the second quarter of fiscal 2004, after increasing the prior year comparative results as reported to reflect the functional currency adjustment impacting cost of sales in the second quarter of last year. Diluted E.P.S. in the second quarter of fiscal 2005 are projected at U.S. $0.34 - U.S. $0.39, after the special charge for the closure of the yarn-spinning facilities.

 Shares Issued and Outstanding

As of January 31, 2005 there were 29,722,207 Class A Subordinate Voting Shares issued and outstanding along with 549,896 options outstanding. There were no Class B Multiple Voting Shares outstanding and shareholders will be asked to approve the elimination of this class of shares at the Company’s Annual and Special Meeting of Shareholders on February 2, 2005. Shareholders will also be asked at the Meeting to create a new class of shares, namely Common Shares, and to subsequently convert each of the issued and outstanding Class A Subordinate Voting Shares into one Common share.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,800 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 39968661, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 93856450, until February 8, 2005 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 2, 2005	January 4, 2004
	(unaudited)	(unaudited)

Sales	$108,957	$77,959
Cost of sales	76,577	56,859

Gross profit	32,380	21,100

Selling, general and administrative expenses	16,327	11,397

Earnings before interest, income taxes,
depreciation and amortization	16,053	9,703

Depreciation and amortization	5,880	4,932
Interest expense	1,201	1,589

Earnings before income taxes	8,972	3,182

Income taxes	585	310

Net earnings	$ 8,387	$ 2,872

Basic EPS	$ 0.28	$ 0.10

Diluted EPS	$ 0.28	$ 0.10

Weighted average number of shares outstanding (in thousands)
Basic	29,704	29,524
Diluted	29,885	29,792

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 2, 2005	January 4, 2004
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 8,387	$ 2,872
Adjustments for:
Depreciation and amortization	5,880	4,932
Stock based compensation	200	—
Future income taxes	(183)	122
Loss on disposal of fixed assets	325	40
Unrealized foreign exchange gain	(159)	(33)

	14,450	7,933
Net changes in non-cash working capital balances:
Accounts receivable	37,701	19,201
Inventories	(25,305)	(35,745)
Prepaid expenses and deposits	(2,560)	(1,242)
Accounts payable and accrued liabilities	(12,286)	(9,854)
Income taxes payable	236	21

	12,236	(19,686)
Cash flows from financing activities:
Repayment of capital leases and other long-term debt	(375)	(1,171)
Increase in long-term debt	1,281	4,125
Proceeds from the issuance of shares	409	263

	1,315	3,217
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(22,089)	(16,123)
(Increase) decrease in other assets	(54)	19

	(22,143)	(16,104)
Effect of exchange rate changes on cash
and cash equivalents	302	723

Net decrease in cash and cash equivalents	(8,290)	(31,850)
during the period

Cash and cash equivalents, beginning of period	$ 60,671	$ 69,340

Cash and cash equivalents, end of period	$ 52,381	$ 37,490

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 2, 2005	October 3, 2004	January 4, 2004
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 52,381	$ 60,671	$ 37,490
Accounts receivable	49,099	85,317	45,760
Inventories	142,376	116,615	139,248
Prepaid expenses and deposits	5,872	3,243	4,923
Future income taxes	8,818	8,149	6,049

	258,546	273,995	233,470

Fixed assets	234,992	211,693	190,295
Other assets	3,739	3,127	3,520

Total assets	$ 497,277	$ 488,815	$ 427,285

Current liabilities:
Accounts payable and accrued liabilities	$ 65,363	$ 74,607	$ 56,599
Income taxes payable	2,364	1,966	4,016
Current portion of long-term debt	19,711	18,610	19,409

	87,438	95,183	80,024

Long-term debt	41,153	37,979	57,198
Future income taxes	29,235	28,058	22,725
Non-controlling interest	2,860	—	—

Shareholders' equity:
Share capital	78,579	78,170	75,753
Contributed surplus	881	681	220
Retained earnings	230,883	222,496	165,117
Cumulative translation adjustment	26,248	26,248	26,248

	336,591	327,595	267,338

Total liabilities and shareholders' equity	$ 497,277	$ 488,815	$ 427,285

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc. — Notes to Interim consolidated financial statements

For complete notes to the interim consolidated financial statements please refer to filings with the various securities regulatory authorities.

1.

The January 2, 2005 unaudited consolidated financial statements include the consolidation of Cedartown Manufacturing LLC (“Cedartown”) the Company’s 50% owned joint venture with Frontier Spinning Mills, Inc. Historically, the Company has accounted for its investment in Cedartown using the proportionate consolidation method. The consolidation of Cedartown at October 4, 2004, the beginning of its 2005 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. The Company’s net earnings will not be affected by this change.

2.

The Company announced on February 1, 2005 that it will close its two Canadian yarn-spinning operations at the end of March 2005. A majority of the equipment will be transferred to a new yarn spinning facility in Clarkton, North Carolina, which will be operated by the Company’s yarn-spinning joint-venture with Frontier Spinning Mills Inc. The Company anticipates that the closure costs will be approximately $7.8 million after tax, or $0.26 per diluted share. The closure costs will consist mainly of severance costs and the loss on disposal of fixed assets that are not being transferred. This charge will be recognized in the second quarter of fiscal 2005.

3.	Certain comparative figures have been reclassified in order to conform to the current’s year’s presentation.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: February 1, 2005